Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-196302

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC.
SUPPLEMENT NO. 5, DATED NOVEMBER 20, 2015,
TO THE PROSPECTUS, DATED SEPTEMBER 3, 2015

This prospectus supplement, or this Supplement No. 5, is part of the prospectus of American Realty Capital Healthcare Trust III, Inc., or the Company, dated September 3, 2015, or the Prospectus, as supplemented by Supplement No. 1, dated September 18, 2015, or Supplement No. 1, Supplement No. 2, dated October 16, 2015, or Supplement No. 2, Supplement No. 3, dated November 5, 2015, or Supplement No. 3 and Supplement No. 4, dated November 16, 2015, or Supplement No. 4. This Supplement No. 5 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3 and Supplement No. 4 and should be read in conjunction with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3 and Supplement No. 4. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purposes of this Supplement No. 5 are to:

•	disclose operating information regarding the status of the offering; and
•	update our risk factors.

OPERATING INFORMATION

Status of the Offering

We commenced our reasonable best efforts initial public offering of up to 125.0 million shares of common stock (excluding shares to be issued under the distribution reinvestment plan, or DRIP) on August 20, 2014. On February 11, 2015, we satisfied the general escrow conditions of our public offering of common stock. On such date, we received and accepted aggregate subscriptions in excess of $2.0 million of common stock, broke general escrow and issued shares of our common stock to our initial investors. On November 3, 2015, we received in excess of $156.25 million in aggregate gross proceeds from all investors for shares of our common stock. Accordingly, we have been accepting subscriptions from all states where we have been cleared to sell shares of our common stock pursuant to our initial public offering, including subscriptions from residents of Pennsylvania.

On November 15, 2015, our board of directors, on the advice of our advisor, authorized the suspension of our initial public offering effective December 31, 2015. The DRIP and our share repurchase program will remain in place following this suspension.

On November 18, 2015, the dealer manager notified us that it had elected to suspend sales activities it performs pursuant to the dealer manager agreement for the Company’s initial public offering, effective immediately. There can be no assurance as to when the dealer manager will resume sales activities or when the Company will resume the offering, if at all.

If our initial public offering is resumed, we will continue to offer shares of our common stock until August 20, 2016, unless the offering is extended in accordance with the Prospectus, provided that the offering will be terminated if all 80.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to the DRIP for sale in our primary offering).

Sponsor Transactions

On November 9, 2015, AR Capital, LLC, or ARC, the parent of our sponsor, advised us that ARC and Apollo Global Management, LLC (NYSE: APO), which we refer to together with its consolidated subsidiaries as Apollo, have mutually agreed to terminate an agreement, dated as of August 6, 2015, pursuant to which Apollo would have purchased a controlling interest in a newly formed company that would have owned a majority of the ongoing asset management business of ARC, including our advisor and our sponsor. The termination has no effect on our current management team.

Also on November 9, 2015, RCS Capital Corporation, or RCS Capital, the parent of our dealer manager and a company under common control with ARC, and Apollo announced that they have mutually agreed to amend an agreement, dated as of August 6, 2015, pursuant to which RCS Capital will sell its wholesale distribution business, including our dealer manager, to an affiliate of Apollo. This transaction is subject to customary closing conditions and regulatory approvals and is expected to close early in the first quarter of 2016. The other subsidiaries of RCS Capital that provide services to us will remain as subsidiaries of RCS Capital.

PROSPECTUS UPDATES

Risk Factors

The following disclosure hereby replaces in its entirety the risk factor added in Supplement No. 4 under the heading “Risk Factors — This offering will be suspended effective December 31, 2015, and we may not be able to obtain the additional capital we require from other sources” on page 36 of the Prospectus.

“The dealer manager suspended sales activities for this offering on November 18, 2015, and we may not be able to obtain the additional capital we require from other sources.

On November 15, 2015, our board of directors, on the advice of our advisor, authorized the suspension of this offering effective December 31, 2015. On November 18, 2015, the dealer manager notified us that it had elected to suspend sales activities it performs pursuant to the dealer manager agreement for this offering, effective immediately. There can be no assurance as to when the dealer manager will resume sales activities or when we will resume this offering, if at all. There also can be no assurance that we will be able to generate capital from alternative sources, including from the sale of shares of common stock through the DRIP, to fund our operating and capital needs, including cash required to fund repurchases under our SRP. We have funded all the distributions to our stockholders from proceeds from this offering. There is no assurance we will be able to generate sufficient cash flows from alternative sources to continue paying distributions at the current rate, if at all. Moreover, if we are required to sell assets to generate needed cash, our ability to generate future cash flow from operations will be adversely impacted.

Our failure to raise adequate capital to successfully implement our investment strategy or achieve portfolio diversification, due to the suspension of this offering or for any other reason, could adversely impact the value of an investment in our common stock.”